UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________

FORM 11-K

_____________

(Mark One):

[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended January 31, 2012.
OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to __________

Commission file number 1-9494

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tiffany & Co.
727 Fifth Avenue
New York, NY 10022
(212) 755-8000

TIFFANY & CO.
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits at January 31, 2012	3

Statement of Net Assets Available for Benefits at January 31, 2011	4

Statement of Changes in Net Assets Available for Benefits for the year ended January 31, 2012	5

Notes to Financial Statements	6-13

SUPPLEMENTAL SCHEDULE: *

Form 5500, Part IV, Schedule H, Line 4i - Schedule of Assets (Held At End of Year) as of January 31, 2012	14

Exhibit Index	15

Signatures

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Tiffany & Co. Employee Profit Sharing
and Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") as of January 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended January 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan as of January 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended January 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2012 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2012 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP
Roseland, New Jersey
July 19, 2012

TIFFANY & CO.
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	January 31, 2012
	Participant Directed	Non-Participant Directed
	Various Funds	Employee Stock Ownership Account	Total
Assets:
Investments, at fair value:
DWS Trust Company:
Common and collective trusts	$ 24,146,696	$ −	$ 24,146,696
Mutual funds	211,844,082	−	211,844,082
Tiffany & Co. common stock	101,426,665	60,196	101,486,861

Total investments	337,417,443	60,196	337,477,639

Receivables:
Employer’s contributions	12,293,060	429,949	12,723,009
Employees’ contributions	889,470	−	889,470
Due from broker for securities sold	63,960	−	63,960
Notes receivable from participants	10,006,463	−	10,006,463

Total receivables	23,252,953	429,949	23,682,902

Total assets	360,670,396	490,145	361,160,541

Liabilities:
Excess contributions payable	26,735	−	26,735
Total liabilities	26,735	−	26,735

Net assets available for benefits	$ 360,643,661	$ 490,145	$ 361,133,806

The accompanying notes are an integral part of these financial statements.

TIFFANY & CO.
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	January 31, 2011
	Participant Directed	Non-Participant Directed
	Various Funds	Employee Stock Ownership Account	Total
Assets:
Investments, at fair value:
DWS Trust Company:
Common and collective trusts	$ 79,023,732	$ −	$ 79,023,732
Mutual funds	141,076,073	−	141,076,073
Tiffany & Co. common stock	91,931,453	45,274	91,976,727

Total investments	312,031,258	45,274	312,076,532

Receivables:
Employer’s contributions	12,261,191	377,181	12,638,372
Employees’ contributions	785,026	−	785,026
Due from broker for securities sold	21,704	−	21,704
Notes receivable from participants	8,961,851	−	8,961,851

Total receivables	22,029,772	377,181	22,406,953

Total assets	334,061,030	422,455	334,483,485

Net assets at fair value	334,061,030	422,455	334,483,485

Adjustment from fair value to contract value for interest in common and collective trusts relating to fully benefit-responsive investment contracts	(1,486,639)	−	(1,486,639)

Net assets available for benefits	$ 332,574,391	$ 422,455	$ 332,996,846

The accompanying notes are an integral part of these financial statements.

TIFFANY & CO.
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED JANUARY 31, 2012

	Participant Directed	Non-Participant Directed
	Various Funds	Employee Stock Ownership Account	Total
Additions to net assets attributed to:
Dividends	$ 6,998,918	$ −	$ 6,998,918
Net appreciation in fair value of investments	6,559,337	193,007	6,752,344
Total investment income	13,558,255	193,007	13,751,262

Contributions and rollovers:
Employee	20,903,428	−	20,903,428
Employer	12,297,169	429,949	12,727,118
Total contributions	33,200,597	429,949	33,630,546

Interest income on notes from participants	446,586	−	446,586

Total additions	47,205,438	622,956	47,828,394

Deductions from net assets attributed to:
Withdrawals and distributions	19,215,929	−	19,215,929
Investment related expenses	475,505	−	475,505
Total deductions	19,691,434	−	19,691,434

Transfers	555,266	(555,266)	−

Increase in net assets available for benefits	28,069,270	67,690	28,136,960

Net assets available for benefits:
Beginning of year	332,574,391	422,455	332,996,846
End of year	$ 360,643,661	$ 490,145	$ 361,133,806

The accompanying notes are an integral part of these financial statements.

TIFFANY & CO.
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

_________________

A.           DESCRIPTION OF PLAN

The following description of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the “Plan”) is provided for general informational purposes only.  Participants should refer to the Summary Plan Description or the Plan document for complete information.

General

The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. (the “Company”) and its U.S. subsidiaries and has an employee profit-sharing feature (“ESOP”). Effective February 1, 2006, the Plan was amended to provide a defined contribution retirement benefit (the “DCRB”) to eligible employees hired on or after January 1, 2006.

The assets of the Plan are maintained and transactions therein are executed by DWS Trust Company, Inc., the trustee of the Plan (“Trustee”), an affiliate of Deutsche Bank, Inc. The Plan record keeper is ADP Retirement Services. The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee (“Plan Committee”) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Employees automatically become participants in the ESOP feature of the Plan on the February 1st immediately following their initial date of employment. Employees become eligible and are automatically enrolled in the 401(k) feature 60 days after their initial date of employment provided the employee is scheduled to work thirty-five or more hours per week on a non-temporary basis. All other employees are enrolled 60 days after completing one year of service. Employees may opt out of 401(k) participation at any time. All employees hired on or after January 1, 2006 automatically become participants in the DCRB feature of the Plan on their date of hire. Officers of the Company (those subject to Section 16 of the Securities Exchange Act of 1934) do not share in contributions made under the ESOP feature of the Plan.

Contributions

The ESOP feature of the Plan is non-contributory on the part of participating employees and is funded by Company contributions of shares of Tiffany & Co. common stock.  Employees who have two or more years of service can diversify his or her ESOP contribution into other investment options provided under the Plan. Company contributions to the ESOP, if any, are based upon the achievement of certain targeted earnings objectives by the Company and established by the Board of Directors of the Company in accordance with, and subject to, the terms and limitations of the Plan. Employees must be employed by the Company on the last day of the Plan year and have at least 1,000 hours of employment during the Plan year to receive the ESOP contribution. As of January 31, 2012, the Company had an ESOP contribution payable of $3,149,977, of which $429,949 was considered non-participant directed.

The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect, in one percent increments, to have an amount of between one (1) and fifteen (15) percent of their annual compensation, not to exceed $16,500 in 2011 (or $22,000 for individuals over 50 years of age), subject to an annual inflation adjustment, contributed to the 401(k) feature of the Plan as a tax deferred contribution, subject to certain limitations applicable to highly compensated employees.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

With respect to employer contributions, following the end of each Plan year, a contribution may be made at the discretion of the Company to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution for the Plan years ended on January 31, 2012 and 2011 is equal to up to fifty percent (50%) of such participant's total contributions to his or her account during that year, up to three percent (3%) of such participant's compensation over that same year. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions.

Under certain circumstances, employee contributions and employer matching contributions may be limited in the case of highly compensated employees.

The DCRB feature of the Plan is non-contributory on the part of participating employees and is funded by employer contributions, following the end of each Plan year, to be invested in a manner similar to the 401(k) retirement savings portion of the Plan.  Employer contributions are determined by a formula using the participant’s eligible compensation, age and years of service.

Participant Accounts

Each participant's 401(k) and DCRB account is credited with the participant's contribution, if applicable, and employer contributions, and an allocation of each selected fund's earnings, including interest, dividends and net realized and unrealized appreciation in the fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in the fair value of investments and investment-related expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Allocations are based on participant account balances.

The Company's contribution for each Plan year under the ESOP feature of the Plan is allocated to participants' accounts on an equal basis.

Vesting

All amounts contributed by employees under the 401(k) feature of the Plan and earnings thereon are immediately 100% vested and non-forfeitable at all times. Employer contributions under the 401(k) feature of the Plan become 100% vested and non-forfeitable after the participant has completed two years of service. Employer contributions under the DCRB feature of the Plan become vested based on the following schedule:

Years of Service                                                      Vested Percentage
Less than 2 years                                                           0%
2 years or more                                                             20%
3 years or more                                                             40%
4 years or more                                                             60%
5 years or more                                                             80%
6 years or more                                                            100%

Contributions to participant accounts associated with the ESOP feature of the Plan become 100% vested and non-forfeitable when the participant has completed two years of service. A participant also becomes vested in his or her ESOP account and employer matching contributions upon termination of employment by reason of death, retirement or disability. A participant becomes vested in his or her DCRB employer contributions upon termination of employment by reason of death or if employment with the Company ends at or after age 65. For purposes of the Plan, retirement is defined as termination of employment after age 65.

In the event a participant leaves the Company prior to becoming fully vested, the participant will forfeit the shares in his or her ESOP account and such shares will remain in the Plan to be reallocated ratably amongst the remaining participants in the Plan's ESOP feature within the DWS Trust Co. Money Market Prime Series. Forfeitures relating to the ESOP feature of the Plan totaled $136,063 and $65,593 at January 31, 2012 and 2011, respectively and were subsequently reallocated. The participant will also forfeit any assets in his or her 401(k) or DCRB account representing unvested employer contributions and such assets will be made available to offset future employer matching contributions to other participants’ accounts. Forfeitures of unvested employer contributions in the 401(k) and DCRB portion of the Plan totaled $591,804 and $464,855 at January 31, 2012 and 2011, respectively. Forfeitures of $253,654 and $281,737 were used to reduce employer contributions, which are made in the following year, for the years ended January 31, 2012 and 2011, respectively.

Administrative Expenses

The Plan accrues a percentage of the fair value of the Plan assets which is transferred into a holding account to pay recordkeeping fees and other administrative expenses as they come due. Tiffany and Company must pay any expenses which exceed amounts accumulated in the holding account.

Notes Receivable from Participants and Withdrawals

Participants may borrow from their 401(k) accounts up to a maximum amount of no more than $50,000 or fifty percent (50%) of their total vested 401(k) account balance including employer matching contributions. The Plan permits each participant to undertake up to two loans simultaneously. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are collaterized by the balance in the participant’s account and bear interest at rates commensurate with prevailing market rates as determined by the Plan administrator. Interest rates currently range from 4.25 percent to 9.25 percent. Principal and interest is paid ratably through payroll deductions.

Participants may also obtain a cash withdrawal of all or a portion of the value of their 401(k) account contributions (excluding employer matching contributions and earnings on contributions) and their rollover contributions, if any, on the basis of hardship as permitted under the Plan.

Payment of Benefits

Distributions of the participant’s account may be made upon retirement, death or disability, or upon termination of employment. Participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to the DCRB account which may be received in the form of either a lump sum or ten substantially equal annual installments and with respect to whole shares held in the ESOP feature of the Plan that are distributed in the form of stock certificates. The balance of the participant's Tiffany & Co. common stock fund account may also be distributed in the form of stock certificates for whole shares if the participant so elects. Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to his or her proportionate share of the Company's contribution to the ESOP feature of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Tiffany & Co. Common Stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

B.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan's financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued a standard which requires disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than as one net amount. These requirements are effective for fiscal years beginning after December 15, 2010. The new disclosures were adopted by the Plan on February 1, 2011 and did not have an impact on the Plan’s financial statements.

In May 2011, the FASB issued a standard which clarifies existing fair value measurement and disclosure requirements, amends certain fair value measurement principles and requires additional disclosures about fair value measurements. The requirements are effective for fiscal years beginning after December 15, 2011. The Plan’s management does not expect the provisions of this standard to have a material impact on the Plan’s financial statements.

Investment Valuation

Investments in mutual funds are stated at fair value as determined by quoted market prices based on the net asset value of shares held by the Plan at year-end. Investments in Tiffany & Co. common stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year. Investments in common and collective trusts are valued based on the net asset values reported by the Trustee of the funds which are based on quoted prices for identical or similar assets in markets that are not active.

In the plan year ended January 31, 2011, the Plan offered the DWS Trust Co. Stable Value Fund which fully invested its funds into the Pyramid Stable Value Fund. The Pyramid Stable Value Fund invested in one or more agreements, collectively referred to as general account guaranteed investment contracts (“GICs”) issued by banks, insurance companies or other financial institutions. The Pyramid Stable Value Fund may have also invested in one or more separate account guaranteed investment contracts or in a portfolio of marketable fixed income securities and other financial instruments in order to provide book value liquidity for portfolio securities sold to make participant-directed withdrawals. The contracts were fully benefit-responsive and were recorded at fair value and adjusted to contract value. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

Income Recognition

Purchases and sales of investments are recorded on a trade date basis.  Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by specific identification method.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

C.           INVESTMENTS

Investments that were equal to or exceeded 5% of the current value of the Plan’s net assets available for benefits at January 31, 2012 or 2011 were as follows:

January 31, 2012
Tiffany & Co. Stock Fund	$ 101,486,861
DWS Trust Co. Money Market Prime Series	57,187,275
DWS Trust Co. Stock Index Fund	24,146,696
DWS Trust Co. Lifecompass 2015 Fund	22,134,987
Mainstay Large Cap Growth Fund	21,747,540
Pimco Total Return Fund	19,885,667

January 31, 2011
Tiffany & Co. Stock Fund	$ 91,976,727
DWS Trust Co. Stable Value Fund	54,256,912
DWS Trust Co. Stock Index Fund	23,280,181
American Funds Growth Fund of America	21,513,151
DWS Trust Co. Lifecompass 2015 Fund	19,213,932
DWS Trust Co. Global Thematic Fund	16,833,540

As of January 31, 2012 and 2011, there were 944 shares totaling $60,196 and 779 shares totaling $45,274, respectively, of Tiffany & Co. common stock that were non-participant directed.

The net appreciation in the fair value of investments for the year ended January 31, 2012 was as follows:

Common and collective trusts	$ 927,492
Mutual funds	(3,793,276)
Tiffany & Co. common stock	9,425,121
Tiffany & Co. common stock (ESOP) *	193,007
Net appreciation in the fair value of investments	$ 6,752,344

* Non-participant directed.

D.           FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  U.S. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  U.S. GAAP prescribes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 inputs are considered to carry the most weight within the fair value hierarchy due to the low levels of judgment required in determining fair values.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs reflecting the reporting entity’s own assumptions. Level 3 inputs are considered to carry the least weight within the fair value hierarchy due to substantial levels of judgment required in determining fair value.

Refer to Note B for the valuation methods used to fair value Plan assets.

The following table provides information by level for assets that are measured at fair value on a recurring basis:

	Fair Value at	Fair Value Measurements Using Inputs Considered as
	January 31, 2012	Level 1	Level 2	Level 3
Tiffany & Co. common stock	$ 101,486,861	$ 101,486,861	$ −	$ −
Mutual funds:
Income funds	77,072,942	77,072,942	−	−
Growth and income funds	47,991,854	47,991,854	−	−
Growth funds	58,756,193	58,756,193	−	−
Aggressive growth funds	28,023,093	28,023,093	−	−
Common and collective trusts	24,146,696	−	24,146,696	−
	$ 337,477,639	$ 313,330,943	$ 24,146,696	$ −

	Fair Value at	Fair Value Measurements Using Inputs Considered as
	January 31, 2011	Level 1	Level 2	Level 3
Tiffany & Co. common stock	$ 91,976,727	$ 91,976,727	$ −	$ −
Mutual funds:
Income funds	16,481,564	16,481,564	−	−
Growth and income funds	40,327,193	40,327,193	−	−
Growth funds	56,677,152	56,677,152	−	−
Aggressive growth funds	27,590,164	27,590,164	−	−
Common and collective trusts	79,023,732	−	79,023,732	−
	$ 312,076,532	$ 233,052,800	$ 79,023,732	$ −

E.           NET ASSET VALUE PER SHARE

The following table sets forth a summary of the Plan’s investments with a reported net asset value (“NAV”) per share:

Fair Value Estimated Using Net Asset Value per Share January 31, 2012
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
DWS Trust Co. Stock Index Fund a	$ 24,146,696	$ –	Daily	None	None

*   The fair value of the investment has been estimated using the NAV of the investment.

a	The DWS Trust Co. Stock Index Fund seeks to replicate as closely as practical the Standard & Poor’s 500 Stock Index.

F.           PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include common and collective trusts and mutual funds managed by DWS Trust Company, Inc., the Plan Trustee. Therefore, investment transactions in such common and collective trusts and mutual funds are considered to be exempt party-in-interest transactions under the Department of Labor's rules and regulations. Additionally, investments of the Plan include common stock of Tiffany & Co., the Plan sponsor.

G.           TAX STATUS

The Plan has received a favorable letter of determination from the Internal Revenue Service (“IRS”) for all changes to the Plan through January 12, 2012. The Plan has been amended since receiving this determination letter, however, it is the belief of the Plan administrator and the Plan's tax counsel that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of January 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

H.           CONCENTRATIONS OF CREDIT AND MARKET RISK

The Plan provides for various investment options in any one or a combination of Tiffany & Co. common stock, common and collective trusts and mutual funds that invest in a variety of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

I.           PLAN TERMINATION

Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts. In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will automatically terminate and the Plan's assets will be liquidated unless the Plan is continued by a successor to the Company.

Tiffany & Co.
Employee Profit Sharing and Retirement Savings Plan
Plan Number: 002
EIN: 13-1387680
Form 5500, Part IV, Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
as of January 31, 2012

	Identity of Issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Number of shares, units or par value	Cost	Current Value

*	DWS Trust Co. Stock Index Fund	Common / Collective Trust	540,799	$ 19,515,894	$ 24,146,696
*	DWS Trust Co. Money Market Prime Series	Mutual Fund	57,187,275	57,187,275	57,187,275
	Federated Funds Federated Mid Cap Index	Mutual Fund	683,780	13,599,357	14,612,371
	Baron Small Cap Fund	Mutual Fund	115,963	2,643,142	2,805,134
*	DWS Trust Co. Lifecompass 2040 Fund	Mutual Fund	749,564	5,821,508	5,981,524
	Victory Diversified Stock Fund	Mutual Fund	1,006,287	16,294,482	15,335,814
*	DWS Trust Co. Large Cap Value Fund	Mutual Fund	397,325	7,148,625	7,060,468
	Pimco Total Return Fund	Mutual Fund	1,788,279	19,294,882	19,885,667
	Mainstay Large Cap Growth	Mutual Fund	2,954,829	19,108,624	21,747,540
*	DWS Trust Co. Global Thematic Fund	Mutual Fund	716,470	17,435,058	15,640,540
*	DWS Trust Co. Lifecompass Retire Fund	Mutual Fund	282,619	3,148,521	3,185,116
*	DWS Trust Co. Lifecompass 2030 Fund	Mutual Fund	399,090	3,450,891	3,727,498
*	DWS Trust Co. Dreman Small Cap Value	Mutual Fund	273,094	10,435,492	9,577,419
*	DWS Trust Co. Lifecompass 2015 Fund	Mutual Fund	2,043,858	21,503,469	22,134,987
*	DWS Trust Co. Lifecompass 2020 Fund	Mutual Fund	997,113	12,635,886	12,962,729
*	Tiffany & Co.	Common Stock	1,590,703	64,328,092	101,486,861
*	Notes Receivable from Participants	Rates of interest from 4.25% - 9.25% maturing at various dates through 7/5/2021.		-	10,006,463

		Total		$ 293,551,198	$ 347,484,102

* Party-in-interest

See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit
Number                            Description

23.1                           Consent of Independent Registered Public Accounting Firm - J.H. Cohn LLP

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
(Name of Plan)

Date: July 19, 2012                                                                                             By: /s/ Patrick B. Dorsey

                                             Patrick B. Dorsey
                                             Member of Plan Administrative Committee

Exhibit 23.1

 Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 033-54847 and 333-174528 of Tiffany & Co. on Form S-8 of our report dated July 19, 2012, appearing in this Annual Report on Form 11-K of Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan for the year ended January 31, 2012.

/s/ J.H. Cohn LLP
Roseland, New Jersey
July 19, 2012